For Immediate Release: February 21, 2024
Attention: Business Editors

VERSABANK PARTICIPATES IN 2024 KBW FINTECH & PAYMENTS CONFERENCE
FEBRUARY 27-29, 2024

LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK) today announced management will participate in the Keefe, Bruyette & Woods ("KBW") Fintech & Payments Conference to be held February 27-29, 2024 in New York City. As part of the conference, David Taylor, President and CEO will participate in a panel discussing BaaS Solutions for FinTechs on Thursday, February 29, 2024 at 11:00 a.m. ET. This event will be available only to those attending in person. VersaBank management will be participating in one-on-one meetings throughout the conference. Those interested in meeting with VersaBank should contact their KBW representative.

About VersaBank

VersaBank is a Canadian Schedule I chartered (federally regulated) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors
Lawrence Chamberlain
416-519-4196
lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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